Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

Below are the slides that accompanied a presentation given at the Citigroup 2007 Financial Services Conference on January 31, 2007.

A Global Financial Services Growth Company Citigroup 2007 Financial Services Conference Thomas A. Renyi Chairman & CEO, The Bank of New York January 31, 2007 Update on

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Disclosure and Cautionary Statement
The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial
Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time expected, revenue synergies and cost savings from the transaction;
(3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The
Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on
Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.
The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of
New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration.  Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial
Corporation because it will contain important information.  Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial
Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from The Bank of
New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon
Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).
Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc and/or Mellon Financial
Corporation. in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company,
Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006.  Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record
The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth

Compelling Strategic Attributes
Capitalizing on the growth of global financial markets
* As of 12/31/06

Strong Market
Positions in
High Growth
Businesses
-
#1 global custodian with over $17 trillion in AUC*
-
Top 10
asset manager globally and Top 5
in the U.S . , with more than
$1.1 trillion in AUM
-
#1 provider of all issuer services—Corporate Trust, Depositary Receipts and Stock Transfer
-
#1 provider of clearing services
-
Top 10 in wealth management with 81 offices in the U .S. and UK
-
Top 10 U.S. cash management and global payments provider
-
Leading client service scores in asset servicing, wealth management, issuer, clearing, and treasury services
-
Experienced, deep and well balanced management team
Business &
Geographic
Diversification
-
Focused on high return businesses with strong organic growth track records and enhanced revenue opportunities
-
Balanced synergistic business mix—no individual business contributes more than 35% of pre-tax earnings
-
Operations in 37 countries worldwide—approximately 25% of revenue derived from higher growth international operations
-
Reduced volatility through combination of complementary, stable and synergistic revenue sources

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Compelling Financial Rationale
Capitalizing on the growth of global financial markets
Financially
Compelling
-
Immediately accretive on a cash basis to all shareholders and on a GAAP basis in 2008
-
Significant excess capital generation allows for meaningful reinvestment in organic growth, share repurchases and attractive dividend payout ratio
-
Attractive IRR, materially exceeding cost of capital for all shareholders
-
Potential for multiple expansion over time
-
Potential for significant revenue synergies, not incorporated in financial projections
Low Risk
Transaction
-
Disciplined and thoughtful approach to integration—three year process managed by a dedicated and experienced integration team
-
Starting from a position of strength—both companies have significant revenue and earnings momentum
-
Combination further diversifies operating risk profile versus stand alone entities
-
Best in breed systems with proven and scaleable operating platforms—
many legacy businesses not impacted

Business Line ($bn) (%)
Asset Management &
Wealth Management
1.2
31
Asset Servicing 0.9 24
Issuer Services  1.0 27
Treasury Services &
Clearing Services
0.9
23
Other (0.2) (5)
Total $3.8 100
Balanced & Complementary Business Lines
Pro Forma Revenue Mix¹
Pro Forma Pre-Tax Earnings Mix¹
High Return, Low Capital Intensive Business Model Allows
for Significant Reinvestment and Share Repurchases
Note:
1 Represents results through 9/30/06 annualized. The Bank of New York pro forma for Corporate Trust swap transaction
$4.5bn
with cost savings
Business Line ($bn) (%)
Asset Management &
Wealth Management
3.6
29
Asset Servicing 3.5 28
Issuer Services  2.2 18
Treasury Services &
Clearing Services
2.5
20
Other 0.7 5
Total $12.5 100

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Meaningful Revenue Synergy Opportunities
(not
assumed in financial model)
Accelerates Revenue Growth
and Enhances Operating Leverage
Breadth of Mellon’s asset management products and services to
The Bank of New York’s securities servicing clients
Breadth of The Bank of New York’s global markets products to
Mellon’s asset servicing and wealth management clients
Breadth of Mellon’s risk services to The Bank of New York’s
servicing clients
Leverage Pershing’s distribution platform to deliver Mellon’s asset and wealth management products
Leverage The Bank of New York’s credit relationships to distribute
Mellon’s domestic cash management services and stock transfer
Enhanced Income Realization from Existing Client Base

Integration—Thorough and Thoughtful
Process
A True Merger—combination of best of both companies
“Lose no Customers” philosophy
Commitment to maintaining our #1 customer service standards/levels
Continued emphasis on risk management and compliance
Open communication with all employees
Dedicated integration team led by key senior executives—minimizes impact on day to day operations
Measured integration process—3 year integration timeframe
Detailed
integration
planning
Integration
complete
1H07 2H07 1H08 2H08 1H09 2H09
Transaction close
Integration of overlapping businesses and shared services
Applications / systems conversions and data center consolidations

Merger announced and
integration  planning teams
established
Organizational design
established
Ready to
Win
December/January
February/March
Multiple integration planning teams across businesses and shared services
The Bank of New York Mellon
Integration Planning: Dedicated & Disciplined Process
Merger Integration Committee
Overall accountability for integration planning and execution
Merger Integration Project Management Office (PMO)
Day-to-day oversight of integration planning and execution
Business Line/Shared Services PMOs
Planning organizational design
Early Third Quarter

BNY Mellon Asset Servicing
Highly complementary businesses
The Bank of New York Strengths Mellon Strengths
Combining Best of Breed Resulting in
Greater Growth and Efficiency Globally
Culture of Quality Service & Delivery
Culture of Disciplined Cost Management
Financial Institution Relationships
Pension Relationships
Custody
Accounting, Performance
& Risk Analytics
Low Cost Locations: Syracuse
& Manchester
Low Cost Locations: Pittsburgh & India
Real-time Global Technology
Client Information Front End
FX, Securities Lending, &
Execution Services
Asset Management Offerings

✓	✓
		✓	✓
	✓	✓	✓
	✓		✓
	✓		✓
	✓		✓
	✓		✓
	✓		✓
	✓	✓	✓

The BANK of NEW YORK MELLON Corporation

BNY Mellon Asset Servicing
Complementary client bases
Increased Scale and Market Leadership Leading to
Greater Growth and Efficiency Globally
Hedge Funds
Broker Dealers
ETFs / UITs
Insurance Companies
Central Banks
Mutual Funds
U.S. Public Funds
Endowments & Foundations
Corporate Pensions
Combined Mellon The Bank of
New York
Market Segment Leadership

The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth
A Global Financial Services Growth Company
Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record

12

2007 Citigroup Financial Services Conference Mellon Building momentum Citigroup Financial Services Conference January 31, 2007

2007 Citigroup Financial Services Conference 1
Cautionary Statement
A number of statements (i) in our presentations, (ii) in the accompanying slides and (iii) in the responses to your questions are “forward-looking statements”.  These statements relate to, among other things, the Corporation’s future financial results, including future revenue, expenses, earnings and margins, the use of excess capital, asset management revenue sensitivity, interest rate sensitivity analysis, the expected tax rate and the expected number of average fully diluted shares outstanding, as well as the Corporation’s overall plans, strategies, goals, objectives, expectations, estimates, intentions, targets, opportunities and initiatives, and are based on assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond the Corporation’s control).
Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties, including, but not limited to, changes in political and economic conditions; equity, fixed-income and foreign exchange market fluctuations; changes in the mix of assets under management; the effects of the adoption of new accounting standards; customers’ sensitivity to increases in oil prices and decreasing travel; corporate and personal customers’ bankruptcies;
operational risk; inflation; levels of tax free revenue; technological change; success in the timely development of new products and services; competitive product and pricing pressures within the
Corporation’s markets; consumer spending and savings habits; interest rate fluctuations;
geographic sources of income; monetary fluctuations; currency rate fluctuations; acquisitions and integrations of acquired businesses; changes in law; changes in fiscal, monetary, regulatory, trade and tax policies and laws; success in gaining regulatory approvals when required;  the uncertainties inherent in the litigation process and the litigation settlement process; the effects of recent and any further terroristic acts and the results of the war on terrorism; as well as other risks and uncertainties detailed from time to time in the filings of the Corporation with the
Securities and Exchange Commission.  Such forward-looking statements speak only as of January
31, 2007, and the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.
Non-GAAP Measures:  In this presentation we will discuss some non-GAAP measures in detailing the Corporation’s performance.

2007 Citigroup Financial Services Conference 2
Strategies for outperformance
Focus on high-growth global businesses – Asset Management
and Servicing
Maintain superior client service, investment performance and the highest fiduciary standards
Achieve competitive margins in each business line
Deploy capital effectively to accelerate long-term growth
and returns

2007 Citigroup Financial Services Conference 3
• Revenue +18%, EPS +20% (operating)*
– Excellent organic growth in Asset Management and Asset
Servicing:  91%* of pretax income
– Four consecutive quarters of double digit revenue and EPS
growth
• ROE: +22%
• Total shareholder return: +26% (1
st
Quartile vs. 19 peers)
• Strong investment performance and top ranked client
satisfaction
• Acquisition of Walter Scott & Partners and joint venture with
WestLB
• Merger agreement with The Bank of New York
Highlights: 2006
*Operating basis defined in the Appendix.  Pre-tax percentage excludes results of the Other sector.

2007 Citigroup Financial Services Conference 4

+18%
19 Peers
+26% MEL
+16% S&P 500
S&P 500
19 Peers
MEL
Mellon Total Return to Shareholders
Significantly outperformed 19 member peer group
and S&P 500 in 2006
Dec
Note: 19-member peer group detailed in Appendix
2006
Jan

2007 Citigroup Financial Services Conference 5
International momentum
Note: 2006 Pretax income ratios have been adjusted for certain expense items as described on Page 14 of our 4 th
Qtr 2006
Quarterly Earnings Summary report.  Employee totals include joint venture operations as of 12/31/06.
Target
2000 2006 4Q06 2008
Pretax Income – non U.S. 5% 18% 21% >25%
Employees: 19,100
• Non-U.S.: 26%

2007 Citigroup Financial Services Conference 6
Performance vs. long-term Financial Goals
First look
Mellon Asset Management 33% 11-14% 31% 31-33%
Private Wealth Management 5% 8-10% 40% 38-40%
Asset Servicing 24% 10-12% 21% 25-27%
Payment Solutions & Investor Services 1% 3-5% 22% 25-27%
Total Corporation 18%  26% 29-30%+
Actual
(a)
Goal Actual Goal
2006 vs. 2005 2007-2009 2006
(a)
2009
Revenue Growth Pre-tax Margin
(Operating) (Operating)
(a)
Adjusted for non-operating items.  See Appendix for details.

2007 Citigroup Financial Services Conference 7
Revenue $2,530 24% 33%
Operating Expense 1,754 20 25
Pretax Income 776 37 53
Pretax Margin 31%
ROE
53%
AUM (in billions) $824 19% 31%
Mellon Asset Management – Highlights
2006 2-Year 1-Year
CAGR
• Annualized new business revenue increased 170% year-over-year
• 75% of net sales from outside the US
• Strong investment performance and client satisfaction ratings
($ in millions)
Record
Record
Record

2007 Citigroup Financial Services Conference 8
2000 2001 2002 2003 2004 2005 2006
Cumulative Net Asset Flows ($ billions)
Averaging >$44B p.a.
AUM: Delivering strong organic growth
7 consecutive years
Mellon Organic AUM
7% p.a.
S&P 500
(1%) p.a.
+$52
+$31
+$12
+$13
+$63
+$72
2000-2006
$121
$69
$152
$164
$177
$240
$312

2007 Citigroup Financial Services Conference 9
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
1 year
3 year
5 year
10 year
Percentage of Institutional Investment Products that
Exceeded Their Benchmark
(periods ending September 30, 2006)
All U.S. Equity International
Equity
Fixed
Income
Alternatives/
Other
Organic growth based on
strong investment performance
See Appendix for disclosures

2007 Citigroup Financial Services Conference 10
2%
3%
4%
5%
7%
8%
10% 10%
AUM: Strong growth rate vs. peers
Outperforming our peers - organic growth rates for
the past 12 months
Blackrock
Blackrock
Federated
Federated
T. Rowe
T. Rowe
Janus
Janus
Mellon
Asset
Mgmt
Mellon
Asset
Mgmt
Franklin
Resources
Franklin
Resources
Note:Represents net flows in assets under management over the period 12/31/05 through 12/31/06.  Growth rates excludes impact from acquisition and market. Peer information obtained from company financial reports.
Alliance
Bernstein
Alliance
Bernstein
Legg
Mason
Legg
Mason

2007 Citigroup Financial Services Conference 11
Revenue $1,316 23% 24%
Operating Expense 1,055 23 25
Pretax Income 261 25
(a)
25
(a)
Pretax Margin – Operating
(a)
21%
ROE 32%
AUC (in billions) $4,453 18% 15%
Asset Servicing – Highlights
2006 2-Year 1-Year
CAGR
• $509B in new business wins
– 55% from outside North America
– $50B of wins since the BNY Mellon merger announcement
• Opened offices in Beijing, Hong Kong, Luxembourg and Singapore
• Significant investments to service higher growth financial institutions
• Maintained #1 quality ranking in all three major custodian surveys
($ in millions)
Record
Record
Record
(a)
Adjusted for 4
th
Qtr 2006 non-operating items. See Appendix for details.

2007 Citigroup Financial Services Conference 12
2000 2001 2002 2003 2004 2005 2006
AUC: Delivering strong organic growth
Asset Servicing –
Cumulative New Business Wins ($ billions)
Averaging > $340B p.a.
+$360
+$211
+$264
+$290
+$517
+$509
7 consecutive years
$603
$243
$814
$1,078
$1,368
$1,885
$2,394

2007 Citigroup Financial Services Conference 13
2006 2005 2004 2003 2002
R&M Survey 1 1 1 1 1
Global Investor 1 1 2 1 1
Global Custodian 1 1 1 1 1
Consistently superior client service
Mellon vs. Large Global Custodians: The major annual surveys
High win rate vs. large global custodians
and strong client retention

2007 Citigroup Financial Services Conference 14
Fee Revenue $404 10% 12%
Net Interest Revenue 305 - (2)
Operating Expense 426 10 13
Pretax Income 283  1 (4)
Pretax Margin 40%
ROE 34%
Total Client Assets (in billions) $95 10% 10%
2006 2-Year 1-Year
CAGR
Private Wealth Management – Growing the
Business
• Opened 5 new office locations: Florida (Naples and Vero Beach), Century City,
Greensboro and London
• Added 17 (net) wealth professionals to sales-force
• Initiated national private banking platform
• Introducing new technology interface for the family office and wealth clients
• 95%+ client retention last 5 years
($ in millions)
Record
Record

2007 Citigroup Financial Services Conference 15
4.85%
3.57%
4.44%
4.72%
5.19%
4.74%
8.81%
7.87%
8.55%
10.54%
10.90%
12.14%
0%
2%
4%
6%
8%
10%
12%
14%
2001 2002 2003 2004 2005 2006
Tier I
Tier I
Tangible
Shareholders’
Equity Ratio*
Tangible
Shareholders’
Equity Ratio*
*Targeted common shareholders’ equity ratio is 4.25% to 5.25%
Maintain strong capital ratios/debt ratings
Moody’s
Standard & Poor’s
Fitch
P-1
A-1
F1+
A1
A+
AA-
Mellon Financial Corporation
3Q06 Debt Ratings
Long Term Short Term

2007 Citigroup Financial Services Conference 16
19 peers defined in the Appendix.
Long-term financial goals
First quartile EPS growth vs. 19 peers
– Top ranked client service and strong investment
performance vs. sector peers
– Above median revenue growth vs. sector peers
– Median operating margins vs. sector peers
– Positive Operating Leverage

2007 Citigroup Financial Services Conference 0 c Appendix

2007 Citigroup Financial Services Conference 1
c
Reconciliation of Non-GAAP measures
Revenue (FTE) – As reported $5,367 $4,740 13%
Shinsei Gain* - (197)
Adjusted Revenue $5,367 $4,543 18%
Earnings Per Share – Reported $2.25 $2.11 7%
Shinsei / Expenses / Taxes* (.05 ) (.28)
Adjusted Earnings per Share $2.20 $1.83 20%
2006 2005 Growth
Revenue
($ in millions)
2006 2005 Growth
Continuing Operations
EPS
($ in millions)
* As detailed on Page 14 of our 4
th
quarter 2006 Quarterly Earnings Summary Report, 2006 results included $78 million pre-tax of non-operating expenses, which negatively impacted earnings per share by approximately $.13.  Also, as detailed on Page 2 of the Quarterly Earnings Summary
Report, 2006 results included a one-time tax benefit of $74 million, which favorably impacted earnings per share by approximately $.18.
2005 results included a $197 million pre-tax gain from the sale of our investment in Shinsei Bank, which together with $15 million of other expenses
(detailed on Page 7 of our 2005 Financial Annual Report), netted to an approximately $.28 favorable impact to earnings per share.

2007 Citigroup Financial Services Conference 2
c
Reconciliation of Non-GAAP Measures
Mellon Asset Management 31% 31%
Private Wealth Management 40% 40%
Asset Servicing 20% 21%
Payment Solutions & Investor Services 21% 22%
Total Corporation 24% 26%
Reported Operating
(a)
Full Year 2006
Pre-Tax margin
(a) Full-year 2006 included the following expenses:
Mellon Asset Management - $8 million of severance expense and $5 million of impairment charges, which combined, negatively impacted the full-year 2006 pre-tax operating margin by approximately 50 basis points.
Asset Servicing - $11 million of impairment charges and $7 million of severance expense, which combined, negatively impacted the full-year 2006 pre-tax operating margin by approximately 100 basis points.
Payment Solutions & Investor Services - $7 million of severance expense that negatively impacted the full-year 2006 pre-tax operating margin by approximately 100 basis points.
Total Corporation - 1Q06 charges recorded in connection with payments, awards and benefits for Mellon’s former chairman and chief executive officer pursuant to his employment agreement; 4Q06 additional severance expense; impairment charges; merger-related expenses; and additional occupancy reserves.
Combined, these expenses totaled $78 million, and negatively impacted the full-year 2006 pre-tax operating margin by approximately 200 basis points.

2007 Citigroup Financial Services Conference 3
c
19 member Peer Group
Asset Managers
AllianceBernstein
Blackrock
Eaton Vance
Federated Investors
Franklin Resources
Janus
Legg Mason
T. Rowe Price
Trust Banks
Bank of New York
Northern Trust
State Street
Processors/Regionals/Other
Charles Schwab
DST
First Data
Keycorp
Marsch & McLennan
National City
PNC
SunTrust

MELLON CAPITAL® MANAGEMENT

STANDISH Mellon

Dreyfus

THE BOSTON COMPANY ASSET MANAGEMENT, LLC

NEWTON The Power of Ideas

Pareto

WestLB Mellon Asset Management

Franklin Portfolio ASSOCIATES

Mellon Equity

EACM Advisors A Mellon Financial Company℠

2007 Citigroup Financial Services Conference 4
c
Note:  AUM as 12/31/06. WestLB Mellon Asset Management represents a 50:50 joint venture between WestLB and
Mellon Financial Corporation.
Active fundamental equity
manager; core, growth &
value styles
$72.7B
Benchmark-driven structured
US portfolio specialist;
quantitative approach
$34.5B
US and global tactical asset
allocation, indexing &
quantitative specialist
$174.9B
Active stock and bond selection
within a global framework
$66.8B
Specialists in currency
and risk management
$60.3B
One of the world’s
largest dedicated fixed
income managers
$158.1B
Active manager with a quantitative
approach, focused on European
and Emerging Markets
$46.5B
Cash & Tax-exempt
fixed income
$145.5B
Fund of funds manager
specializing in alternative funds
and traditional long-only products
$5.2B
Structured, active US equity
and balanced management
$21.9B
Non-benchmark constraint:
fundamental global equity
$30.8B
Distinct Investment Boutiques
Separate firms with distinct, autonomous investment philosophies, processes and products; no Mellon CIO or house view; committed to manufacturing excellence

2007 Citigroup Financial Services Conference 5
c
Disclosures
– All references to assets under management are as of 12/31/06.  Except where The Dreyfus Corporation assets under management are listed separately, assets under management include assets managed by the individual firm’s officers as dual officers of Mellon Bank, N.A., Mellon Trust of New England, N.A. and The
Dreyfus Corporation.
– Mellon Capital AUM includes $30.8 billion in overlay and currency assets.
– Pareto Investment Management Limited AUM includes $58 billion in currency risk management and $2 billion in currency absolute return.
– Standish Mellon AUM includes $10 billion in securities lending collateral assets.
– Newton Capital Management LLC provides marketing services in the U.S. for Newton Capital Management
Limited . 'Newton' refers to the Newton group of companies that include Newton Investment Management
Limited and Newton Capital Management Limited. Assets under management include assets managed by
Newton Investment Management Limited, Newton Capital Management Limited, Newton International
Investment Management Limited and Newton Fund Managers (CI) Limited. Newton Capital Management
LLC, Newton Capital Management Limited, Newton Investment Management Limited, Newton International
Investment Management Limited and Newton Fund Managers (CI) Limited are affiliated entities.
– Mellon holds a 80% interest in Mellon Brascan.
– Hamon’s services are offered in the U.S. by Hamon US Investment Advisors Limited.  Mellon holds a 19.9%
interest in  Hamon Investment Group.
– WestLB Mellon Asset Management is a joint venture between Mellon Financial Corporation and WestLB AG.
– Mellon Global Alternative Investments (MGAI) does not offer services in the U.S.  This presentation does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the firm’s funds to any U.S.
investor.
– Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin
Resources, Inc.
– This material is not intended as an offer to sell or a solicitation of an offer to buy any security.  Securities are offered in the U.S. through Mellon Funds Distributor, LP, a registered broker-dealer and NASD/SIPC member.  This information is not provided as a sales or advertising communication and does not constitute investment advice.

2007 Citigroup Financial Services Conference 6
c
Disclosures
Institutional Asset Management Performance
Mellon Asset Management is the umbrella organization for Mellon Financial Corporation’s affiliated investment management firms and global distribution companies
Performance versus benchmarks detailed in the presentation is for all Mellon Asset Management active (non index) institutional products representing $419 billion of AUM, with the exception of securities lending products. Calculations are equal weighted.  Investment performance is gross of fees except for privately offered funds.